

Mail Stop 4720

March 13, 2017

Via E-mail
David Grawemeyer
Executive Vice President and General Counsel
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

> **Re: Janus Capital Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-15253**

Dear Mr. Grawemeyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Goodwill and Intangible Assets, page 45

1. We note that for purposes of testing goodwill for impairment, the testing is performed based on a single reporting unit for the investment management business. We also note your discussion during the fourth quarter of 2016 earnings call emphasizing the serious and substantial underperformance by INTECH, particularly in the second half of 2016. Please address the following:

- Tell us how you determined you have only one reporting unit. If you believe INTECH and other businesses represent components that can be aggregated into a single reporting unit based on similar economic characteristics, please demonstrate how the components qualify for aggregation under ASC 350-20-35-35.

- Tell us if you considered the INTECH underperformance occurring subsequent to your annual impairment test in October 2016 to be a triggering event for an interim goodwill impairment test. Refer to ASC 350-25-35-67 through 78 and provide us with an analysis of your consideration.

- As it relates to your 2016 and 2015 goodwill impairment testing, tell us the percentage by which the fair value exceeded the carrying value. In addition, provide us with a description of the methods and key assumptions used and how the key assumptions were determined. Explain to us how underperformance within your AUM products or discipline has impacted key assumptions used in your impairment model or method.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services